SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2006
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)
Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-            )

SIGNATURE
EXHIBIT INDEX
EX-99.1 ANNOUNCEMENT DATED DECEMBER 15, 2006

             Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:
99.1:	Announcement, dated December 15, 2006, and published in the newspapers in Hong Kong on December 18, 2006, regarding the revision of caps for relevant continuing connected transactions, additional continuing connected transactions, connected and major transaction — provision of financial assistance to/by connected persons, increase in authorized share capital and amendment to bye-laws.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

By:	/s/ Xiaoan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: December 18, 2006

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EXHIBIT INDEX
Exhibit	Description

99.1:	Announcement, dated December 15, 2006, and published in the newspapers in Hong Kong on December 18, 2006, regarding the revision of caps for relevant continuing connected transactions, additional continuing connected transactions, connected and major transaction — provision of financial assistance to/by connected persons, increase in authorized share capital and amendment to bye-laws.

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